UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Green Stream Holdings Inc.

(Name of Issuer)

Series B Convertible Preferred Stock

(Title of Class of Securities)

None

(CUSIP Number)

March 10, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000000000	13G	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Khan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 30,000 Series B Convertible Preferred Stock Equivalent to 30,000,000,000 Common Stock
	6.	SHARED VOTING POWER Series B Convertible Preferred Stock Owned Individually
	7.	SOLE DISPOSITIVE POWER 30,000 Series B Convertible Preferred Stock Equivalent to 30,000,000,000 Common Stock
	8.	SHARED DISPOSITIVE POWER Series B Convertible Preferred Stock Owned Individually

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 Series B Convertible Preferred Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 000000000	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marc Desparois
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 30,000 Series B Convertible Preferred Stock Equivalent to 30,000,000,000 Common Stock
	6.	SHARED VOTING POWER Series B Convertible Preferred Stock Owned Individually
	7.	SOLE DISPOSITIVE POWER 30,000 Series B Convertible Preferred Stock Equivalent to 30,000,000,000 Common Stock
	8.	SHARED DISPOSITIVE POWER Series B Convertible Preferred Stock Owned Individually

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 Series B Convertible Preferred Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 000000000	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ken Williams
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 30,000 Series B Convertible Preferred Stock Equivalent to 30,000,000,000 Common Stock
	6.	SHARED VOTING POWER Series B Convertible Preferred Stock Owned Individually
	7.	SOLE DISPOSITIVE POWER 30,000 Series B Convertible Preferred Stock Equivalent to 30,000,000,000 Common Stock
	8.	SHARED DISPOSITIVE POWER Series B Convertible Preferred Stock Owned Individually

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 Series B Convertible Preferred Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 000000000	13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wendy Williams
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 30,000 Series B Convertible Preferred Stock Equivalent to 30,000,000,000 Common Stock
	6.	SHARED VOTING POWER Series B Convertible Preferred Stock Owned Individually
	7.	SOLE DISPOSITIVE POWER 30,000 Series B Convertible Preferred Stock Equivalent to 30,000,000,000 Common Stock
	8.	SHARED DISPOSITIVE POWER Series B Convertible Preferred Stock Owned Individually

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 Series B Convertible Preferred Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 000000000	13G	Page 5 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Connie Helwig
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 30,000 Series B Convertible Preferred Stock Equivalent to 30,000,000,000 Common Stock
	6.	SHARED VOTING POWER Series B Convertible Preferred Stock Owned Individually
	7.	SOLE DISPOSITIVE POWER 30,000 Series B Convertible Preferred Stock Equivalent to 30,000,000,000 Common Stock
	8.	SHARED DISPOSITIVE POWER Series B Convertible Preferred Stock Owned Individually

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 Series B Convertible Preferred Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 000000000	13G	Page 6 of 7 Pages

Item 1.

(a)	Name of Issuer

(b)	Address of Issuer’s Principal Executive Offices

Item 2.

(a)	Name of Person Filing

(b)	Address of the Principal Office or, if none, residence

(c)	Citizenship

(d)	Title of Class of Securities

(e)	CUSIP Number

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

	(ii)	Shared power to vote or to direct the vote:

	(iii)	Sole power to dispose or to direct the disposition of:

	(iv)	Shared power to dispose or to direct the disposition of:

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐ .

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 000000000	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

07/13/2020 Date

/s/ Marc Desparois Marc Desparois

/s/ Paul Khan
Paul Khan

/s/ Connie Helwig
Connie Helwig

/s/ Kenneth Williams
Kenneth Williams

/s/ Wendy Williams
Wendy Williams

Explanation For Filing This Schedule 13G

This Schedule 13G has been filed in direct response to the Form 8-K filed by Green Stream Holdings Inc. on June 30, 2020 in reference to an earlier Schedule 13G filed on June 12, 2020 by the same Joint Filers as the ones of today. Both Schedule 13Gs are entirely factual but the filing of the aforementioned Form 8-K is part of a pattern of acts by individuals managing, controlling or advising Green Stream Holdings Inc. to file documents that contain deliberate material misstatements.

As indicated in the Schedule 13G, the Joint Filers do, in fact, own irrefutably their specified Series B Preferred Stock. As Madeline/Madeleine Cammarata is well aware of, the Joint Filers were to exchange their preferred shares for Reg A shares. The Reg A shares were to be issued by March 9th, 2020 with the necessary supporting documentation for their deposit and sale (to a third party). Even though Green Stream Holdings Inc. received a Notice of Qualification as of that date, the necessary supporting documentation for their deposit and sale was never provided. As such, from the Amendment to Mutual Release and Settlement Agreement Between Green Stream Parties and Eagle Oil Parties, "If the Reg A shares are not issued and the necessary supporting documentation for their deposit and sale (to a third party) of the Reg A Shares is not provided by March 9, 2020 , the Class B preferred shares, for which the Reg A Shares were exchanged, will be immediately reissued with the exact same designation that existed prior to their exchange with the ....."

Click on the following link for a more detailed explanation: https://twitter.com/thenowcorp/status/1251581904651980804?s=21

It is correct that the Joint Filers are also claiming that they are the holders of certain convertible promissory notes where the reason is clearly stated, once again, in the Amendment to Mutual Release and Settlement Agreement, "In addition, all of the convertible debt previously held by the Eagle Oil Parties that previously had been canceled will be immediately reinstated".

Please click on the links for more supporting evidence from publicly available sources of material misstatements in filings made to the SEC:

https://www.otcmarkets.com/stock/NWPN/news/The-Now-Corporation-OTCNWPN-Comments-With-Details-On-Green-Stream-Holdings-Incs-OTCGSFI-Reg-A-Filing?id=257045

https://www.otcmarkets.com/stock/NWPN/news/The-Now-Corporation-OTCNWPN-Comments-On-Green-Stream-Holdings-Incs-Most-Recent-Amended-Reg-A?id=256004

https://twitter.com/thenowcorp/status/1251286659284578304?s=21

https://twitter.com/thenowcorp/status/1261006422978056194?s=21

https://twitter.com/thenowcorp/status/1251581904651980804?s=21

https://twitter.com/thenowcorp/status/1237367726215135234?s=21